VIA EDGAR

David R. Humphrey
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Century Casinos, Inc. (File No. 000-22900)
   Form 10-K for the year ended December 31, 2007

Dear Mr. Humphrey:

On behalf of Century Casinos, Inc. (“Century Casinos” or the “Company”), the following responses are provided to the comments submitted to Century Casinos by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated April 3, 2008 (the “Letter”) relating to Century Casinos’ Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). The responses are keyed to the numbering of the comments in the Letter which are restated below in italics for convenient reference.

Form 10-K for the Year Ended December 31, 2007

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Adjusted Operations

Executive Overview, page 25

1.
See the paragraph discussion where you modified your reportable segments from seven into one beginning in the fourth quarter of fiscal year 2007. Please tell us in detail the facts and circumstances surrounding your decision and ultimate determination that you qualify for aggregation under the criteria listed in paragraph 17 of SFAS No. 131. Also identify the individual operating segments that have been aggregated into one reportable segment at December 31, 2007 and explain to us how each has similar economic characteristics given that they are located in different geographic regions of the world and may be subject to different gaming regulations and profitability margins. Provide detailed numerical support for your conclusion. Also disclose that prior periods segment information have been restated to conform to the current year’s presentation. Refer to paragraphs 34-35 of SFAS No. 131. We may have additional comments upon review of your response.

Response:  In response to the Staff’s comment, based on a review of the information in SFAS No. 131 (“SFAS 131”) and a review of our competitor filings, we modified our reportable segment based on the following:

The Company operates 6 land based casinos, 2 of which are located in the United States, 1 in Canada, 2 in South Africa and 1 in the Czech Republic.  In addition, the Company serves as concessionaire on a total of 5 cruise ships.  The company maintains two corporate offices.  From its headquarters in the United States the Company manages all financial reporting and financing activities for all properties. The Company maintain a corporate office in Europe from which we manage company strategy and investor relations.  We note that paragraph 12 of SFAS 131 defines an enterprise’s chief operating decision maker as a “function” and not necessarily as a manager with a specific title. We consider four individuals to make up this function. These four individuals are our Co-CEOs, our Chief Operating Officer (“COO”) in North America and our COO in South Africa. We also note that our Co-CEOs are the decision makers for all entities.

The COOs review the results of operations which include the financial statements and other statistical data for their respective properties with the managing director of each property on a monthly basis. The Co-CEOs visit the properties several times a year to review the results of operations with both the COO and the managing director.  In addition, the Co-CEOs along with the COOs monitor key operating statistics for all properties on a daily basis and evaluate financial results in relation to budget and historical performance on a semi-monthly basis.

We determined that we could aggregate our operating units as one reportable segment by applying the criteria outlined in paragraph 17 of SFAS 131 and evaluating the similarities among our operating segments.

1)
Economic characteristics - In response to the Staff’s comment regarding how we determine that each of our separate operations have similar economic characteristics given that they are located in different geographic regions of the world, we would like to point out the following:

a.	Net operating revenue is recognized and reported on the same basis at each property with the vast majority of the revenue earned in cash.
b.	The Company monitors the same key statistics at each property, which are:
i.
the primary revenue statistics are win per unit (WPU), hold %, gross gaming revenue, and market share where data is available.  Hold % is the gaming revenue that the casino retains on the total play.  Hold %s typically fall between 5.5% and 7.5% on an extended basis at all properties.

ii.	the primary cost element is payroll and is measured via FTEs (full time equivalents)
iii.	as we are engaged in gaming operations, we review casino operating margins as a measure of operating efficiency on a regular basis.

The following table sets forth the casino operating margin at each of our properties.

	For the Year Ended December 31,
	2007	2006
Century Casino & Hotel, Edmonton	62%	17%
Womacks Casino & Hotel (Cripple Creek)	61%	66%
Century Casino & Hotel, Central City	51%	43%
Caledon Hotel, Spa & Casino	58%	61%
Century Casino & Hotel, Newcastle	58%	61%
Century Casino Millennium	22%	25%
Cruise Ships	5%	20%
Corporate	-	-
Consolidated Casino Operating Margin	55%	55%

We note that our property in Central City opened in July 2006 and has not yet met expectations. With improved revenue, we expect the casino operating margins for our Central City property to be in line with our overall average. Our property in Edmonton opened in November 2006 and performance is meeting our expectations. We also note that the combined results of Century Casino Millennium and our cruise ship casinos constitute less than 6% of the Company’s total net operating revenue as indicated in the table below. For the year ended December 31, 2007, the operating margins of the casinos that generate a material portion of our net operating revenue fall within a narrow range, which illustrates the similarity of the economic characteristics among our properties.

	For the Year Ended December 31,
	2007	2006
Century Casino & Hotel, Edmonton	$19,297	$2,325
Womacks Casino & Hotel (Cripple Creek)	16,722	16,255
Century Casino & Hotel, Central City	20,374	8,617
Caledon Hotel, Spa & Casino	18,139	18,294
Century Casino & Hotel, Newcastle	11,995	6,176
Century Casino Millennium	2,467	1,610
Cruise Ships	2,602	2,991
Corporate	58	17
Consolidated net operating revenue	$91,654	$56,285

c.
In a market where regulatory costs such as gaming taxes or device fees may be higher, we attempt to maintain a profit margin comparable to our other markets by the control of other costs such as staffing and marketing.

2)
The nature of the products and services  – Our principal business at each location is the same – that is, the operation of casino facilities  which includes the provision of gaming (entertainment experience that includes games of chance), hotel accommodations, dining facilities and other amenities. Our non-casino facilities are all highly dependent on the volume of customers at our casinos. In addition, our revenues are essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards.

3)
The nature of the production processes – All of our properties provide an entertainment experience in the form of games of chance.  Department structures amongst the properties are very similar and include slot attendants, cage personnel, compliance, marketing/promotions, cocktail and wait staff, information technology, accounting, human resources and other back of house departments all of which are overseen by the managing director for the property.

4)
The type or class of customer for our products and services – In all of the markets in which we operate, our principal customer is a casino patron. Each of the properties is dependent upon the volume of business supplied by local customers and the Company has established loyalty programs which reward customers for repeat visits at each of the properties.  We do not feel that there is a difference between a customer in South Africa or Europe and a customer in North America.

5)
The methods used to distribute our products or provide their services – The method of providing services are similar for all of our properties. The casinos at each of our locations have space devoted to slot machines and live games.  The type and mixture may vary in each local market, but there is no difference in a slot machine whether it is a slot machine located in the United States, Canada, Europe or South Africa.  In addition, the ratio of slot machines to live games is heavily weighted to slot machines at all locations.  Other services such as hotel rooms and dining facilities are provided as ancillary services to the casino patron and vary in number based on market conditions.

6)
If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities - The principal gaming regulations in the markets in which we operate have the same purpose, namely to identify the minimum acceptable level of internal control necessary to accurately determine gross gaming revenue that is subject to the application of gaming taxes. While the rate structure may be different in each market, the basic principal is that we are taxed in most jurisdictions on a percentage of our gross gaming revenue.

We note that while we report as one segment, our Reports of Operations on pages 28 and 29 of our 2007 Form 10-K includes net operating revenues and operating results by property. On a monthly basis, the principal report provided to our chief operating decision maker (as defined by SFAS 131) includes the net operating results and overall operating results of the Company, with supporting information by casino property. Furthermore, Management’s Discussion and Analysis in our 2007 Form 10-K includes discussion of each property’s operating results by line item where material to the results of the entity as a whole.

In future filings, where applicable, we will disclose that prior period segment information has been restated to conform to the current year’s presentation in accordance with paragraphs 34-35 of SFAS No. 131.

2.
See the paragraph discussion of your agreement with Newcastle Community Radio Station (“NCRS”). Please tell us the proposed accounting you will attribute to NCRS relocating its broadcasting studio to your casino in exchange for it advertising your hotel and resort in Newcastle. You response should address, if applicable, APB No. 29, “Accounting for Nonmonetary Transactions.”

Response:  In response to the Staff’s comment, we note that APB No. 29, “Accounting for Nonmonetary Transactions” has a related interpretation - EITF 93-11, “Accounting for Barter Transactions Involving Barter Credits”. We believe that the transaction with NCRS allowing NCRS to use our property in return for advertising falls under this guidance. EITF 93-11 indicates that barter credits can be used to purchase goods or services, such as advertising time.

EITF 93-11 concludes that transactions in which nonmonetary assets are exchanged for barter credits should be accounted for under APB No. 29. An impairment of the nonmonetary asset exchanged (in our case, the operating space) should be recognized  prior to recording the exchange if the fair value of that asset is less than its carrying amount. The fair value of the asset should not be based on an estimate of the value of the barter credits to be received.

EITF 93-11 also concludes that in reporting the exchange of a nonmonetary asset for barter credits, it should be presumed that the fair value of the nonmonetary asset exchanged is more clearly evident than the fair value of the barter credits received and that the barter credits should be reported at the fair value of the nonmonetary asset exchanged. This presumption can be overcome if an entity can convert the barter credits into cash in the near term, as evidenced by a historical practice of converting barter credits into cash shortly after receipt, or if independent quoted market prices exist for items to be received upon exchange of barter credits. An impairment loss on the barter credits should be recognized if it subsequently becomes apparent that (1) the fair value of any remaining barter credits is less than the carrying amount or (2) it is probable that the enterprise will not use all of the remaining barter credits.

It should be noted that the transaction with NCRS will not be material to our overall business or operating results.   The fair value of the property being occupied is ZAR 60,000 per year.  Using the exchange rate of R7.881/USD at the close of business on April 10, 2008, the agreement is worth approximately $7,700 on an annual basis, an amount that is de minimis in relation to our financial results.  Using the reported results as of and for the year ended December 31, 2007, the annual value of the agreement is worth less than 0.004% of approximately $198 million in total assets, 0.008% of net operating revenue of $91.7 million and 0.0095% of operating expenses and has no impact on net income.

On this basis we do not anticipate recording the effects of the transaction.

Year Ended December 31, 2007 vs. 2006, page 29

3.
See the paragraph discussion of “Gain of foreign currency translations and other.” In future filings, please reclassify any gains or losses from the disposition of fixed assets of your ‘operating’ facilities as a component of “earnings from operations.” We note your disclosure that the dispositions pertained to fixed assets at Womacks and aboard the cruise ships, both representing revenue producing properties.

Response:  In response to the Staff’s comment, in future filings we will reclassify any gains or losses from the disposition of fixed assets relating to our ‘operating’ facilities as a component of “earnings from operations.”

Financial Statements

Note 2. Significant Accounting Policies

4.
See the table of exchange rates. In future filings, consideration should be given to including this table or the applicable exchange rates in your MD&A discussion as well to facilitate an investors’ understanding of the currency differences between the U.S. dollar reported amounts and the various foreign currency denominated amounts.

Response:  In response to the Staff’s comment, in future filings we will include an exchange rate table at the beginning of our MD&A discussion showing the average exchange rates for each period presented.

Note 4 – Equity Investment in Unconsolidated Subsidiary, page F-18

5.
Please tell us how you calculated the approximately $12.0 million shown in the balance sheet line item “Equity Investment” as of December 31, 2007, and confirm to us that this amount pertains solely to the 33.3% equity investment in Casinos Poland Ltd. (“CPL”). Reconcile this balance with the investment balance at March 12, 2007 (page F-17) and with the financial information of CPL as presented on page F-19.

Response:  In response to the Staff’s comment, we confirm that the approximate $12.0 million shown in the balance sheet line item “Equity Investment” as of December 31, 2007 pertains solely to our 33.3% equity investment in CPL. In accordance with paragraph 11 of Accounting Principals Board opinion 18, “The Equity Method of Accounting for Investments in Common Stock (as amended),” under the equity method, an investment in common stock is generally shown in the balance sheet of an investor as a single amount. The Company acquired 100% of the common stock of G5 Sp. z o.o. (“G5”). G5’s only asset was the 33.3% ownership interest in CPL.

Below is a reconciliation of our investment in CPL from the date of our acquisition to December 31, 2007:

Total
Acquisition - March 12, 2007	$9,163,675
Equity Earnings	562,657
Foreign exchange revaluation	2,248,132
Balance - December 31, 2007	$11,974,464

6.
As a related matter, we would generally expect earnings from an equity investment to be classified within the income statement in accordance with Rule 5-03(b)(13) of Regulation S-X. Please revise or provide support for your current presentation. As you own just 33.3% of CPL, your response should specifically explain how you are able to control the operations of that entity.

Response:  In response to the Staff’s comment, we note that rule 5-03(b)(13) of Regulation S-X states that “if justified by the circumstances, this item may be presented in a different position and a different manner.”  We note that CPL (in which we have an equity investment as of December 31, 2007) is a gaming operation that consists of seven full casinos and one slot casino. As we define ourselves as an international gaming company that develops and operates gaming establishments, we believe that CPL’s operations are similar to ours. Therefore, we believe that we are justified in presenting our portion of the earnings of CPL as a component of operating income.

In future filings, we propose to record our portion of CPL’s earnings from operations as a component of earnings from operations. In addition, we will record our portion of CPL’s earnings that do not arise from operations as a component of non-operating income.

* * *

In connection with responding to your comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact the undersigned or Ray Sienko, Chief Accounting Officer, at (719) 527-8300.

Very truly yours,

/s/ Larry Hannappel
Larry Hannappel
Senior Vice President, Principal Financial Officer &
Chief Operating Officer – North America